porthus®
BUSINESS WITHOUT BOUNDARIES

DEXXCARIES BVBA
Av. de Tervurenlaan 270
B-1150 BRUSSELS

Lier, 11 December 2009

Dear Sirs,

1. We acknowledge that you envisage a voluntary offer on all shares and warrants issued by Zemblaz NV (the **Company**) at an offer price of EUR 12,5 per share (and depending on the category, EUR 12,34 and EUR 20,77 per warrant). The only two conditions (as defined in article 5 of the Royal Decree on public takeovers) will be you acquiring 95% of the shares of the Company and the following Mac clause: "*The Offer shall furthermore be made subject to the non-occurrence of a "**Material Adverse Change**" (also "MAC"), meaning any event occurring between the public announcement of the Offer and the Closing Date that results in or is likely (in such case, as confirmed by an independent expert) to result (in each case whether individually or in aggregate with any other events which are not excluded as a Material Adverse Change in accordance with the exclusions described below) in a Loss, on a consolidated basis (including any loss of value arising on a disposal, lapse, termination or other dispossession of any asset, interest or right (including any Intellectual Property right) or otherwise arising), or incurrence of any liability, cost or expense, on a consolidated basis by the Group which when taken as a whole, is equal to at least EUR 5 million: provided, however, that none of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute a Material Adverse Change (i) any change in the market price or trading volume of Shares (ii) any change arising out of conditions impacting the economy or industry of the Company in general which does not affect the Group in a materially disproportionate manner relative to other participants in the economy or such industry, respectively, or (iii) any threat, allegation or claim made against the Group by any third party in the course of any litigation which had been commenced prior to, and is outstanding as at, the date of the public announcement of the Offer provided that: (a) such threat, allegation or claim is refuted and defended by the Group (acting reasonably and in good faith and on the basis of the advice of its external legal advisor as to the merits of such threat, allegation or claim); and (b) no judgment, determination, award, injunction or order for specific performance is given by any court, arbitrator or tribunal, of competent jurisdiction (whether or not capable of appeal) in respect of such threat, allegation or claim*".

   We undertake to support the voluntary takeover offer that you will launch (the **Offer**).

2. If asked, we shall explain the benefits and rationale of the proposed combination to our employees, customers and other business relations. We undertake to recommend the acceptance of your voluntary takeover offer to the shareholders and the warrantholders of the Company.

3. We undertake not to approve any resolution or take any decision or any action with a view to frustrate, preclude, restrict, jeopardise or delay the Offer. We will not actively solicit, initiate, encourage or otherwise facilitate or cooperate in any way with an enquiry, offer, expression of interest or proposal from any other person. We will not distribute any dividends, under

porthus®
BUSINESS WITHOUT BOUNDARIES

whatever form, to the shareholders of the Company. We will not create, issue or allot any shares, bonds, warrants or other financial instruments (except in case of exercise of existing warrants issued by the Company).

4. We will carry on our business in the ordinary course in the same manner as heretofore conducted, to continue our business as a going concern, to preserve our goodwill and existing relationships with all customers, suppliers and key employees. We will not, except as may be required to comply with applicable law, acquire, transfer or restructure any assets or businesses, incur any liabilities, or enter into or change any contracts, other than in the ordinary course of business and within the scope of daily management.

5. Our undertakings pursuant to this letter will remain valid an enforceable commencing on the date on which the CBFA will have announced the Offer in accordance with article 7 of the Royal Decree of 27 April 2007 until the successful completion of the Offer or until the Offer is revoked.

6. All undertakings of the Company in this letter are subject to:

   (1) any legal obligations we may have in case of any public takeover bid launched by a third party; and

   (2) any comments we may have after review of the draft takeover prospectus that you will have to file for these purposes in accordance with the applicable Belgian public takeover legislation.

7. We further confirm that our undertakings in this letter do not violate any contractual obligations by which the Company is bound.

8. This letter is governed by Belgian law. Any dispute out of or in relation with this letter shall be exclusively settled by binding arbitration in Brussels, Belgium, by a panel of three arbitrators in accordance with the CEPINA Rules on arbitration. The seat of arbitration shall be Brussels. The procedure shall be in the English language.

Sincerely yours

Zemblaz NV,
Represented by:

"Peter Hinssen"	*"Luc Burgelman"*
Newton Engineering BVBA	Luc Burgelman
Represented by Peter Hinssen Director	Director

"Jos Sluys"
Altaline Technologies NV

Represented by Jos Sluys
Director

"Stijin Bijnens"
Stijin Bijnens

Director

"Francis Rome"
EMOR BVBA

Represented by Francis Rome
Director

"Rudi De Meyer"
Treecon BVBA

Represented by Rudi De Meyer
Director